Computation of Ratios of Earnings to Fixed Charges

| (THOUSANDS, EXCEPT RATIOS) | FOR THE THREE MONTHS ENDED | FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 | FOR THE TWELVE MONTHS ENDED |
|---|---|---|---|
| Earnings from continuing operations | $ 53,833 | $ 119,557 | $ 143,377 |
| Income taxes | 31,656 | 61,935 | 78,744 |
| Earnings from continuing operations before income taxes | $ 85,489 | $ 181,492 | $ 222,121 |
| Fixed charges: | | | |
| Interest, long-term debt | $ 20,776 | $ 62,416 | $ 81,838 |
| Interest, other (including interest on short-term debt) | 4,258 | 11,175 | 13,325 |
| Amortization of debt expense, premium, net | 598 | 1,795 | 2,360 |
| Portion of rentals representative of an interest factor | 126 | 363 | 464 |
| Interest of capitalized lease | 442 | 1,356 | 1,827 |
| Total fixed charges | $ 26,200 | $ 77,105 | $ 99,814 |
| Earnings from continuing operations before income taxes | $ 85,489 | $ 181,492 | $ 222,121 |
| Plus: total fixed charges from above | 26,200 | 77,105 | 99,814 |
| Earnings from continuing operations before income taxes and fixed charges | $ 111,689 | $ 258,597 | $ 321,935 |
| Ratio of earnings to fixed charges | 4.26 X | 3.35 X | 3.23 X |